UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Blackbaud, Inc.
(Exact name of registrant as specified in its charter)

Delaware	11-2617163
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

65 Fairchild Street Charleston, South Carolina	29492
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Item 1.	Description of the Registrant’s Securities to Be Registered.

On October 7, 2022, Blackbaud, Inc., a Delaware corporation (the “Company”), declared a dividend of one preferred share purchase right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, par value $0.001 per share (“Common Stock”). The dividend will be paid to the stockholders of record at the close of business on October 17, 2022 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Stock”) at a price of $313.00, subject to certain adjustments (as adjusted from time to time, the “Exercise Price”). The description and terms of the Rights are set forth in the Stockholder Rights Agreement, dated as of October 7, 2022 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agent”).

Subject to certain exceptions, the Rights will not be exercisable until the earlier to occur of (i) the close of business on the tenth business day after a public announcement or filing that a person has, or group of affiliated or associated persons have, become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Company’s outstanding shares of Common Stock, subject to certain exceptions, or (ii) the close of business on the tenth business day after the date that a tender offer or exchange offer is first published or sent or given by any person, the consummation of which would result in such person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Time”).

The Rights Agreement provides that, until the Distribution Time (or earlier expiration or redemption of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Time (or earlier expiration or redemption of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Rights Agreement by reference, and notice of such legend will be furnished to holders of book entry shares. Until the Distribution Time (or earlier expiration or redemption of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or registered in book entry form. As soon as practicable following the Distribution Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Time, and such separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Time.  The Rights will expire prior to the earliest of (i) the close of business on October 2, 2023, or such later date as may be established by the Board as long as the extension is submitted to the stockholders of the Company for ratification at the next annual meeting of stockholders succeeding such extension; (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement; and (iv) upon the occurrence of certain transactions (the earliest of (i), (ii), (iii) and (iv) is referred to as the “Expiration Date”).

Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (i) $1,000.00 per share (plus any accrued but unpaid dividends), and (ii) an amount equal to 1,000 times the payment made per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.  These Rights are protected by customary anti-dilution provisions.

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

In the event that any person or group of persons becomes an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will, following the Distribution Time, have the right to receive upon exercise of a Right that number of shares of Common Stock (or at the option of the Company, other securities of the Company) having a market value of two times the Exercise Price, unless the Rights were earlier redeemed or exchanged.

In the event that, after a person or group of persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company’s consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the Exercise Price of the Right.

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.  No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of shares of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time after any person or group of persons becomes an Acquiring Person and prior to the acquisition of beneficial ownership by such Acquiring Person of 50% or more of shares of Common Stock then outstanding, the Board, at its option, may exchange all or part of the Rights (other than Rights beneficially owned by such Acquiring Person and certain transferees thereof which will have become null and void) at an exchange ratio of one share of Common Stock per outstanding Right (subject to adjustment).

At any time before the Distribution Time, the Board may authorize the redemption of the Rights in whole, but not in part, at a price of $0.001 per Right (subject to certain adjustments) (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon the action of the Board electing to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

In the event the Company receives a Qualifying Offer (as defined in the Rights Agreement) and the Company does not redeem the outstanding Rights, the Company may exempt such Qualifying Offer from the Rights Agreement, or call a special meeting of stockholders to vote on whether or not to exempt such Qualifying Offer from the Rights Agreement, in each case within 90 days of the commencement of the Qualifying Offer (the “Board Evaluation Period”). The holders of record of 20% or more of the outstanding Common Stock (excluding shares of Common Stock that are beneficially owned by the person making the Qualifying Offer and such person’s related persons) may submit a written demand directing the Board to submit a resolution exempting the Qualifying Offer from the Rights Agreement to be voted upon at a special meeting to be convened within 90 days following the receipt of the written demand (the “Special Meeting Period”). Subject to the terms of the Rights Agreement, the Board must take the necessary actions to cause such resolution to be submitted to a vote of stockholders at a special meeting within the Special Meeting Period; however, the Board may recommend in favor of or against or take no position with respect to the adoption of the resolution, as it determines to be appropriate in the exercise of the Board’s fiduciary duties.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

For so long as the Rights are redeemable, the Company may from time to time in its sole discretion supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights, and the Rights Agent shall, if the Company so directs, execute such supplement or amendment. However, from and after the time when the Rights are no longer redeemable, the Rights Agreement may not be amended or supplemented in any manner that would, among other things, adversely affect the interests of the holders of Rights (other than holders of Rights that have become null and void).

The Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.

Item 2.	Exhibits.

3.1
Certificate of Designation of Series A Junior Participating Preferred Stock of Blackbaud, Inc. (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed October 11, 2022).

4.1
Stockholder Rights Agreement, dated as of October 7, 2022, between Blackbaud, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed October 11, 2022).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

BLACKBAUD, INC.

Date: October 11, 2022	By:	/s/ Michael P. Gianoni
	Name:	Michael P. Gianoni
	Title:	President, Chief Executive Officer and Director
(Principal Executive Officer)